June 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennie Beysolow and Erin Jaskot

Re:	Comment Letter dated June 7, 2023

regarding GEN Restaurant Group, Inc.

Registration Statement on Form S-1

Filed May 26, 2023

File No. 333-272253

Dear Ms. Beysolow and Ms. Jaskot:

GEN Restaurant Group, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Registration Statement on Form S-1 (File No. 333-272253) filed with the Securities and Exchange Commission (the “Commission”) on May 26, 2023 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed Amendment No. 1 to the Registration Statement (the “Amendment”) with the Commission today.

Form S-1 Filed May 26, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Events Concerning Our Financial Position, page 72

1.

Please expand your disclosure to provide material terms of the EIDL loans and line of credit with Pacific City Bank including the maturity dates, interest rates, monthly payment formulas, and other material financial covenants. Additionally, please revise your risk factor section to disclose any associated risks including, but not limited to the risk that all or parts of the loan may not be repaid.

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on page 74 of the Amendment to include the additional information requested by the Staff. We have also revised the risk factor disclosure on pages 9 and 44 of the Amendment as requested by the Staff.

Results of Operations..., page 77

2.

Please revise your disclosure of results of operations to include a discussion of the changes for the fiscal year end, December 31, 2022. Refer to the guidance in Instructions to paragraph (b) of Item 303 of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, have revised the results of operations disclosure on page 84 of the Amendment to include a discussion of the changes for the fiscal year end, December 31, 2022, as requested by the Staff.

Non-GAAP Financial Measures

Restaurant-level Adjusted EBITDA and Restaurant-level Adjusted EBITDA Margin, page 81

3.

Please ensure your presentation of Restaurant-level Adjusted EBITDA and Restaurant-level Adjusted EBITDA Margin on pages 1, 4, 5, 81, 84 and 93, does not have greater prominence than the presentation of Operating Income and Operating Income Margin. Please revise your disclosure accordingly. Refer to Question 102.10 of the staff’s Compliance & Disclosure Interpretations on “Non-GAAP Financial Measures.”

Response:

We note the Staff’s comment, and in response thereto, have revised the disclosure on pages iii, 1, 4, 5, 86, 89 and 98 of the Amendment as requested by the Staff.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (714) 476-9178 or Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Thomas V. Croal

Thomas V. Croal
Chief Financial Officer

Cc:	Michael Flynn, Esq.

Peter Wardle, Esq.

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